DKR SoundShore Oasis Holding Fund Ltd.
c/o DKR Oasis Management Company LP
1281 East Main Street
Stamford, CT 06902
August 14, 2007
Mark Leben
AILI Holdings
333 Stanley Avenue
Brooklyn, NY 11207
Dear Sirs:
As consideration for your purchase from DKR SoundShore Oasis Holding Fund Ltd. (the “Seller”) of 50,000 shares (the “Shares”) of common stock of Ad. Venture Partners, Inc. (the “Company ”) on the date hereof (the “Purchase ”) at a purchase price of $5.86 per share, Seller hereby agrees as follows:
1. Seller hereby represents and warrants that Seller was the holder of record of the Shares on July 30, 2007 and Seller currently possesses all voting and other rights associated with the Shares, including the right to vote the Shares on all matters to be voted upon by the Company’s stockholders (the “Proposals”) at the special meeting scheduled to be held on August 24, 2007(the “Meeting”).
2. Seller hereby agrees to vote all of the Shares “FOR” each of the Proposals at the Meeting, or any postponement or adjournment thereof, or as otherwise directed by you in writing and not to exercise any conversion rights with respect to the Shares. Seller further agrees that prior to September 1, 2007, Seller shall not, and shall not permit any of its affiliates to, purchase, either directly or indirectly, any shares of common stock of the Company, become the beneficial owner of any shares of common stock of the Company or otherwise acquire any rights, including but not limited to the right to vote, in respect of any shares of common stock of the Company. The foregoing shall not apply to shares of common stock of the Company that the Seller acquires by virtue of its ownership of 180 Connect Inc. (NCT.U).
3. Seller further agrees that should Seller fail to perform any of its obligations pursuant to this letter agreement or should it be determined that neither of the representations and warranties above are true and accurate as of the date hereof (any of the foregoing, a “Breach ”), then Seller shall be obligated to repurchase the Shares, on the same terms and conditions as the Purchase, on the next business day following such Breach.

4. Seller agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement.
5. Seller agrees that it shall, at its own expense, take such further actions and execute such further forms and agreements as reasonably requested by you from time to time in order to effect the foregoing including, but not limited to, any forms and agreements providing for the transfer to you of the Seller’s right to vote the Shares at the Meeting.

Sincerely,

DKR SOUNDSHORE OASIS HOLDING FUND LTD., by DKR Oasis Management Company LP, its investment manager

By:	/s/ RAJNI NARASI
Name:	RAJNI NARASI
Title:	AUTHORIZED SIGNATORY

Acknowledged and agreed to by:

/s/ Mark Leben
Mark Leben